Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Seacoast Banking Corporation of Florida:
     We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
     Our audit report dated March 14, 2008 with respect to the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, as of January 1, 2007 and SFAS No. 123R, Share-Based Payment, effective January 1, 2006.
/s/ KPMG LLP
Miami, Florida
May 22, 2008
Certified Public Accountants